SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Coca-Cola HBC AG

(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Baarerstrasse 14
CH-6300 Zug
Switzerland
+41 41 561 32 43

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

This Report on Form 6-K contains background regarding the execution of the Third Supplemental Indenture described below.

Coca-Cola HBC Finance B.V. has issued 5.125% Notes due 2013 (the “2013 Notes”) and 5.500% Notes due 2015 (the “2015 Notes”) pursuant to the Indenture, dated as of September 17, 2003, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York (now known as The Bank of New York Mellon), which are guaranteed by Coca-Cola Hellenic Bottling Company S.A.

On June 18, 2013, Coca-Cola HBC AG(1) provided additional guarantees for the due and punctual payment of the principal and accrued and unpaid interest due under the 2013 Notes and the 2015 Notes. In connection with this, Coca-Cola HBC AG entered into the First Supplemental Indenture, dated June 18, 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG and The Bank of New York Mellon, as trustee.

On July 22, 2013, Coca-Cola HBC Holdings B.V., a subsidiary of Coca-Cola HBC AG, agreed to guarantee the 2013 Notes and the 2015 Notes and, in connection with this, entered into the Second Supplemental Indenture, dated July 22, 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG, Coca-Cola HBC Holdings B.V. and The Bank of New York Mellon, as trustee. In this Second Supplemental Indenture, Coca-Cola Hellenic Bottling Company S.A. reaffirmed its guarantees of the 2013 Notes and the 2015 Notes.

On September 17, 2013, the 2013 Notes matured and the principal thereon was repaid.

On October 30, 2013, in connection with the proposed merger of Coca-Cola Hellenic Bottling Company S.A. into 3E (Cyprus) Limited, an indirect subsidiary of Coca-Cola HBC AG, with 3E (Cyprus) Limited as the surviving entity (the “Merger”), 3E (Cyprus) Limited agreed to assume Coca-Cola Hellenic Bottling Company S.A.’s guarantee of the 2015 Notes upon consummation of the Merger. In connection with this, 3E (Cyprus) Limited entered into the Third Supplemental Indenture, dated October 30, 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG, Coca-Cola HBC Holdings B.V., 3E (Cyprus) Limited and The Bank of New York Mellon, as trustee, which provided for the assumption by 3E (Cyprus) Limited of Coca-Cola Hellenic Bottling Company S.A.’s guarantees of the 2015 Notes upon consummation of the Merger. The Merger became effective as of November 29, 2013.

EXHIBIT INDEX

Exhibit Number	Description
99.1

Third Supplemental Indenture, dated as of October 30, 2013, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A., Coca-Cola HBC AG, Coca-Cola HBC Holdings B.V., 3E (Cyprus) Limited and The Bank of New York, as trustee, to the Indenture, dated as of September 17, 2003, among Coca-Cola HBC Finance B.V., Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York Mellon.

(1)  Coca-Cola HBC AG is the successor registrant to Coca-Cola Hellenic Bottling Company S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 November 2013	Coca-Cola HBC AG

	By:	/s/ Michaelis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

Date: 29 November 2013	Coca-Cola HBC AG

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development